82-4979

Duke Energy®
Geração Paranapanema

Av. Nações Unidas,12.901 30º andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

São Paulo, October 27, 2005

[redacted]

To
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20.549
U.S.A.

Ref.: **Duke Energy International, Geração Paranapanema S.A.**

Dear Sirs,

This is to inform that the shareholders representing more than 90% of the share capital of Duke Energy International, Geração Paranapanema S.A. attended the Extraordinary General Shareholders' Meeting held on this date, in order to deliberate about the appointment of the members of the Board of Directors of the company, as well as establish their annual compensation.

The shareholders of the company decided to approve the election of the members of the Board of Directors, being elected the following members, all of them with a three (3) year term of office: (a) **Mr. Richard Kelly McGee**, American, married, economist, resident and domiciled in the City of Houston, State of Texas, United States of America, with office in the same city, state and country, at 5400 Westheimer Court, with passport No. 201657427; (b) **Mr. Mickey John Peters,** American, married, executive, resident and domiciled in the City of São Paulo, State of São Paulo, with office in the same city, state and country, at Av. das Nações Unidas, No. 12.901, 30th floor, bearer of the Alien's Identity Card No. V382282-7, enrolled with the Individual Taxpayers' Register No. 230.805.528-65; (c) **Mr. Lon Mitchel**, American, married, executive, resident and domiciled in the City of Houston, State of Texas, United States of America, with office in the same city, state and country, at 5400 Westheimer Court, bearer of passport No. 134543790; (d) Mr. **Austin**

dlw 11/3

Duke Energy®
Geração Paranapanema

Av. Nações Unidas,12.901 30º andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

Laine Powell, American, married, business, with office in the same city, state and country, at Av. Das Nações Unidas, 12.901, 30th floor, bearer of the Alien's Identity Card No. V227465H, enrolled with the Individual Taxpayers' Register No. 946.522.287-91; and, as alternate, (e) Mr. **Brent C. Bailey,** American, married, lawyer, resident and domiciled in the City of Houston, State of Texas, United States of America, at 1553 Breacher Street, bearer of the passport No. 132525460, all of whom shall remain in charge for three (3) years or until replacement, for any reasons. The seat to be occupied by the member elected by the employees will remain unaltered considering that the unions requested additional time to appoint their representative, actual appointment of whom shall occur at the Extraordinary General Shareholders` Meeting to be held at December 13, 2005. Minority Shareholders owners of voting shares representative of 2% thereof required installation of the Audit Committee, which was approved, actual appointment of whose members shall occur on the upcoming Extraordinary General Shareholders` Meeting of December 13, 2005.

The shareholders appoint that the members of the Board of Directors shall be vested into office upon execution of the competent instrument of investiture, drawn up in the company's corporate book, and shall be entitled to a global and annual remuneration which shall not exceed the amount allowed by the laws and regulations of the income tax as deductible expenditure for the Company.

DUKE ENERGY INTERNATIONAL,
GERAÇÃO PARANAPANEMA S.A.

By. ______________________________

Wagner Bertazo
Financial/Investors' Relationship Officer